Exhibit 99.1

Condensed Interim Consolidated Financial Statements of

Western Wind Energy Corp.

June 30, 2012

(Unaudited)

Western Wind Energy Corp.
June 30, 2012

Table of Contents

Condensed interim consolidated balance sheets	1

Condensed interim consolidated statements of operations and comprehensive income (loss)	2

Condensed interim consolidated statements of cash flows	3

Condensed interim consolidated statements of shareholders’ equity and comprehensive income (loss) and warrants	4-5

Notes to the condensed interim consolidated financial statements	6-22

Western Wind Energy Corp.
Condensed interim consolidated balance sheets
As at June 30, 2012 and December 31, 2011
(U.S. dollars)
(Unaudited)

	June 30,	December 31,
	2012	2011
	$	$

Assets
Current assets
Cash (Note 22)	577,930	429,583
Restricted cash (Note 3)	3,970,837	21,152,225
Accounts receivable	6,433,732	549,558
Refundable tax credits	31,791	107,199
Prepaid expenses (Note 4)	3,824,367	4,388,572
Deposits (Note 5)	906,541	89,587
	15,745,198	26,716,724

Restricted cash (Note 3)	23,882,960	25,863,450
Prepaid expenses (Note 4)	3,247,352	2,860,000
Deposits (Note 5)	708,414	745,817
Inventory	1,929,346	691,655
Deferred charges (Note 6)	81,973	884,586
Power project development and construction costs (Note 7)	20,714,386	275,102,027
Property and equipment (Note 8)	308,190,222	47,428,356
Intangible assets (Note 9)	993,934	350,317
Goodwill (Note 9)	3,694,998	3,694,998
Deferred income tax assets	11,506,550	11,586,789
	390,695,333	395,924,719

Liabilities
Current liabilities
Accounts payable	6,340,405	17,255,192
Accrued liabilities (Note 10)	2,530,664	6,906,900
Accrued interest liabilities (Note 11)	5,869,718	1,408,935
Deferred income (Note 16)	817,954	466,219
Loans payable (Note 12)	109,681,695	103,160,985
	125,240,436	129,198,231

Deferred income (Note 16)	8,499,557	8,732,667
Loans payable (Note 12)	212,505,701	214,788,140
Interest rate swap contracts (Note 13)	2,318,768	2,046,708
Asset retirement obligations	1,727,009	1,366,703
Warrants (Note 14)	1,492,148	5,664,412
	351,783,619	361,796,861

Shareholder's Equity
Share capital (Note 15)	61,537,457	58,265,706
Additional paid in capital	11,675,102	11,621,019
	73,212,559	69,886,725

Accumulated other comprehensive loss	(2,867,828)	(2,595,237)
Accumulated deficit	(31,433,017)	(33,163,630)
	(34,300,845)	(35,758,867)
	38,911,714	34,127,858
	390,695,333	395,924,719

Commitments (Note 18)
Subsequent events (Note 22)
Contingencies (Note 23)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the condensed interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Condensed interim consolidated statements of operations and comprehensive income (loss)
Three and six months ended June 30, 2012 and 2011
(U.S. dollars, except share amounts)
(Unaudited)

	Three months ended			Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenues
Operating	14,405,141	1,047,212	19,288,218	1,558,562

Expenses
Operating	2,364,959	379,142	3,655,140	749,734
General and administration (i)	1,280,949	1,163,581	2,466,594	2,118,449
Project development (i)	531,315	467,603	1,048,397	954,174
Depreciation and amortization	3,046,846	237,245	4,339,142	472,647
Interest expense	6,082,235	136,433	7,880,616	242,521
Foreign exchange (gain) loss	(6,068)	172,579	(5,778)	172,222
	13,300,236	2,556,583	19,384,111	4,709,747

Operating Income (Loss)	1,104,905	(1,509,371)	(95,893)	(3,151,185)

Other Income (Expenses)
Other income	116,555	-	348,295	-
Interest income	1,189	8,563	5,603	13,274
Mark-to-market gain on Canadian dollar denominated warrants	1,385,285	168,797	1,555,608	1,003,269
	1,503,029	177,360	1,909,506	1,016,543

Earnings (loss) before income taxes	2,607,934	(1,332,011)	1,813,613	(2,134,642)
Current income tax (expense)	(2,724)	-	(2,761)	-
Deferred income tax (expense) recovery	(227,467)	97,046	(80,239)	501,579
Net earnings (loss)	2,377,743	(1,234,965)	1,730,613	(1,633,063)

Other items of comprehensive income (loss):
Currency translation adjustment of foreign operations	111,481	101,496	22,855	(107,043)
Change in fair value of interest rate swaps	(712,438)	(488,451)	(295,446)	(431,055)
Comprehensive income (loss)	1,776,786	(1,621,920)	1,458,022	(2,171,161)

Earnings (loss) per share (Note 15(e))
Basic	0.04	(0.02)	0.03	(0.03)
Diluted	0.04	(0.02)	0.03	(0.03)

Weighted average number of common shares outstanding
Basic	62,722,050	58,653,204	62,394,647	57,213,030
Diluted	64,996,071	58,653,204	65,540,083	57,213,030

(i)

Included in general and administration and project development costs are amounts related to stock-based compensation totaling $786,077 (2011 - $875,926) for the six months ended June 30, 2012, and $362,613 (2011 - $471,736) for the three months ended June 30, 2012.

See accompanying notes to the condensed interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Condensed interim consolidated statements of cash flows
Three and six months ended June 30, 2012 and 2011
(U.S. dollars)
(Unaudited)

	Three months ended			Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Operating Activities
Net earnings (loss)	2,377,743	(1,234,965)	1,730,613	(1,633,063)
Items not involving cash
Depreciation and amortization	3,046,846	237,245	4,339,142	472,647
Asset retirement obligation accretion	22,392	2,022	44,784	3,724
Swap ineffectiveness	(11,612)	-	(23,386)	-
Stock-based compensation expense	362,613	471,736	786,077	875,926
Deferred income taxes	227,467	(97,046)	80,239	(501,579)
Other income	(116,555)	172,579	(233,110)	172,222
Mark-to-market gain on Canadian dollar warrants	(1,385,285)	(168,797)	(1,555,608)	(1,003,269)
	4,523,609	(617,226)	5,168,751	(1,613,392)
Change in working capital
Restricted cash	7,707,919	-	7,122,132	-
Accounts receivable	(4,170,431)	(483,234)	(5,884,029)	(551,011)
Refundable tax credits	24,406	174,678	74,822	185,131
Prepaid expenses	(784,279)	147,670	(54,520)	62,305
Accounts payable	944,913	1,006,842	986,913	(1,775,443)
Accrued liabilities	(508,044)	(942,213)	(386,894)	675,475
Accrued interest liabilities	4,174,820	134,411	4,717,094	238,797
Deferred income	(175,868)	-	351,735	-
	11,737,045	(579,072)	12,096,004	(2,778,138)

Investing Activities
Deposits	372,031	(70,000)	(870,323)	(1,780,250)
Restricted cash	(1,468,777)	58,747,595	12,040,020	65,604,699
Power project development and construction costs	(2,250,350)	(86,228,775)	(21,182,254)	(94,729,653)
Property and equipment	(8,366,634)	(11,860)	(8,377,686)	(75,648)
	(11,713,730)	(27,563,040)	(18,390,243)	(30,980,852)

Financing Activities
Shares and warrants issued for cash, net of issuance costs	12,757	3,563,369	2,973,568	5,182,362
Subscription receivable	-	-	67,063	-
Loan drawdowns	284,412	24,331,147	3,986,924	28,365,751
Loan repayments	(17,281)	-	(584,901)	-
	279,888	27,894,516	6,442,654	33,548,113

Effect of exchange rate changes	2,002	27,537	(68)	27,537

Net increase (decrease) in cash	305,205	(220,059)	148,347	(183,340)
Cash position, beginning of the period	272,725	1,156,085	429,583	1,119,366
Cash position, end of the period	577,930	936,026	577,930	936,026

Supplemental cash flow information
Interest paid in cash	2,278,354	1,644	3,488,484	3,497
Interest (paid) received	(1,189)	2,782	(5,603)	5,621

See accompanying notes to the condensed interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Condensed interim consolidated statements of shareholders' equity, comprehensive income and warrants
Three months ended June 30, 2012
(U.S. dollars)
(Unaudited)

				Accumulated
				other			Total
	Common shares		Additional	comprehensive	Accumulated	Comprehensive	shareholders'	Warrants
	Number	Amount	paid in capital	loss	Deficit	income	equity	Number	Amount
		$	$	$	$		$		$

Balance at March 31, 2012	62,657,641	61,387,524	11,449,665	(2,266,871)	(33,810,760)	-	36,759,558	6,537,746	5,454,876
Net earnings for the period	-	-	-	-	2,377,743	2,377,743	2,377,743	-	-
Change in fair value of interest rate swap	-	-	-	(712,438)	-	(712,438)	(712,438)	-	-
Currency translation adjustment	-	-	-	111,481	-	111,481	111,481	-	-
Mark to market gain on Canadian dollar warrants	-	-	-	-	-	-	-	-	(3,962,728)
Comprehensive income						1,776,786

Cash transactions
Exercise of options at $1.09 per share	12,000	24,690	(11,933)	-	-	-	12,757	-	-
	12,000	24,690	(11,933)	(600,957)	2,377,743	-	12,757	-	-
Non-cash transactions
Subscription receivable	61,415	125,243	(125,243)	-	-	-	-	-	-
Stock-based compensation	-	-	362,613	-	-	-	362,613	-	-
Balance at June 30, 2012	62,731,056	61,537,457	11,675,102	(2,867,828)	(31,433,017)	-	38,911,714	6,537,746	1,492,148

See accompanying notes to the condensed interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Condensed interim consolidated statements of shareholders' equity, comprehensive income (loss) and warrants
Six months ended June 30, 2012 and year ended December 31, 2011
(U.S. dollars)
(Unaudited)

				Accumulated
				other			Total
	Common shares		Additional	comprehensive	Accumulated Comprehensive		shareholders'	Warrants
	Number	Amount	paid in capital	loss	Deficit	income (loss)	equity	Number	Amount
		$	$	$	$		$		$

Balance at December 31, 2010	55,261,986	47,957,243	11,000,751	(1,011,374)	(28,248,152)	-	29,698,468	8,094,887	6,424,087
Net loss for the period	-	-	-	-	(4,915,478)	(4,915,478)	(4,915,478)	-	-
Change in fair value of interest rate swap	-	-	-	(1,558,793)	-	(1,558,793)	(1,558,793)	-	-
Currency translation adjustment	-	-	-	(25,070)	-	(25,070)	(25,070)	-	-
Mark to market gain on Canadian dollar warrants	-	-	-	-	-	-	-	-	544,153
Comprehensive loss						(6,499,341)

Cash transactions
Subscription receivable	-	-	590,087	-	-	-	590,087	-	-
Exercise of warrants at $0.65 per share	291,099	424,826	-	-	-	-	424,826	(291,099)	(235,612)
Exercise of warrants at $1.00 per share	2,051,267	3,229,046	-	-	-	-	3,229,046	(2,051,267)	(1,105,222)
Exercise of warrant at $1.15 per share	227,251	401,831	-	-	-	-	401,831	(227,251)	(139,311)
Exercise of warrants at $1.25 per share	419,534	875,072		-	-	-	875,072	(419,534)	(137,002)
Exercise of warrants at $1.50 per share	514,400	1,048,173	-	-	-	-	1,048,173	(514,400)	(276,573)
Exercise of warrants at $1.82 per share	69,287	150,388		-	-	-	150,388	(69,287)	(1,465)
Exercise of options at $1.09 per share	684,949	1,430,676	(668,328)	-	-	-	762,348	-	-
Exercise of options at $1.11 per share	27,000	49,880	(20,707)	-	-	-	29,173	-	-
Exercise of options at $1.23 per share	300,000	641,831	(260,473)	-	-	-	381,358	-	-
Exercise of options at $1.32 per share	365,151	950,746	(455,169)	-	-	-	495,577	-	-
Exercise of options at $1.34 per share	391,023	799,966	(267,248)	-	-	-	532,718	-	-
Exercise of options at $1.54 per share	100,000	306,028	(148,338)	-	-	-	157,690	-	-
	5,440,961	10,308,463	(1,230,176)	(1,583,863)	(4,915,478)	-	9,078,287	(3,572,838)	(1,895,185)
Non-cash transactions
Warrants issued	-	-	-	-	-	-	-	1,269,584	656,736
Expiry of warrants	-	-	65,379	-	-	-	65,379	(107,693)	(65,379)
Stock-based compensation	-	-	1,785,065	-	-	-	1,785,065	-	-
Balance at December 31, 2011	60,702,947	58,265,706	11,621,019	(2,595,237)	(33,163,630)	-	34,127,858	5,683,940	5,664,412
Net earnings for the period	-	-	-	-	1,730,613	1,730,613	1,730,613	-	-
Change in fair value of interest rate swap	-	-	-	(295,446)	-	(295,446)	(295,446)	-	-
Currency translation adjustment	-	-	-	22,855	-	22,855	22,855	-	-
Mark to market gain on Canadian dollar warrants	-	-	-	-	-	-	-	-	(4,676,961)
Comprehensive income						1,458,022

Cash transactions
Private placement of 1,550,000 shares at C$2.00 per unit, net of issuance costs of $230,628, warrants of $452,082 and finder's warrants of $63,291 (a)	1,550,000	2,310,596	-	-	-	-	2,310,596	775,000	452,082
Finder's warrants issued	-	-	-	-	-	-	-	108,500	63,291
Exercise of warrants at $1.82 per share	29,694	56,672	-	-	-	-	56,672	(29,694)	(10,676)
Exercise of options at $1.09 per share	87,000	178,218	(83,727)	-	-	-	94,491	-	-
	1,666,694	2,545,486	(83,727)	(272,591)	1,730,613	-	2,461,759	853,806	504,697
Non-cash transactions
Subscription receivable	61,415	125,243	(58,180)	-	-	-	67,063	-	-
Stock-based payments	300,000	601,022	(590,087)	-	-	-	10,935	-	-
Stock-based compensation	-	-	786,077	-	-	-	786,077	-	-
Balance at June 30, 2012	62,731,056	61,537,457	11,675,102	(2,867,828)	(31,433,017)	-	38,911,714	6,537,746	1,492,148

See accompanying notes to the condensed interim consolidated financial statements.	Page 5

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

1.	Nature of business

Western Wind Energy Corp. (the “Company”), together with its subsidiaries (collectively referred to as “Western Wind”), is in the business of developing and operating wind and solar energy projects, principally on properties either owned or leased by the Company in California, Arizona and Puerto Rico.

Western Wind Energy is a vertically integrated renewable energy development and production company that owns 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns development assets for both solar and wind energy in the U.S.. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California.

2.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All information is stated in U.S. dollars unless otherwise noted.

These condensed interim consolidated financial statements do not contain all the information required by U.S. GAAP for annual financial statements and therefore should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2011. These condensed interim consolidated financial statements have been prepared on the going concern basis that the Company will continue operating for the foreseeable future and that its assets and liabilities are accounted for on the basis of continued use.

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the most recently filed audited annual financial statements, except as noted below, which are the result of transactions which took effect in the six month period ending June 30, 2012:

(a)	Inventory

Inventory consists of spare parts funded by the Company for a two year period under the terms of the Kingman turbine supply agreement (“TSA”), and a five year period under the terms of the Windstar TSA. At the end of the respective two and five year term, the spare parts will be replenished at the cost of the vendor.

(b)	Deferred income

Deferred income represents proceeds received from the Department of the Treasury, under the U.S. Federal Government’s cash grant program to encourage renewable energy development. The Company will recognize the deferred income balances of each eligible project into income over the life of the respective project.

Deferred income is also comprised of annual proceeds received from a wake impact agreement for the Windstar generating facility (Note 16). The Company will recognize the deferred income balance into other income on a calendar basis.

(c)	Property and equipment

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values. All property and equipment are classified as assets held for use as at June 30, 2012.

Land is recorded at cost plus site investigation, legal and title insurance costs. Other generating facilities include electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage and monitoring long term wind speeds.

Amortization is on a straight line basis over the following estimated useful lives:

Wind turbines and towers	9 to 25 years
Solar panels and facilities	25 years
Other generating facilities	14 to 25 years
Meteorological towers	5 to 25 years
Furniture and equipment	5 years
Automotive	5 years

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(d)	New accounting pronouncements effective in the current period

i.	Accounting for Fair Value Measurement

On May 12, 2011, FASB amended authoritative accounting guidance regarding fair value measurement and disclosure requirements. The amendment prohibits the application of block discounts for all fair value measurements, permits the fair value of certain financial instruments to be measured on the basis of the net risk exposure and allows the application of premiums or discounts to the extent consistent with the applicable unit of account. The amendment clarifies that the highest-and-best use and valuation-premise concepts are not relevant to financial instruments. Expanded disclosures are required under the amendment, including quantitative information about significant unobservable inputs used for Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in unobservable inputs disclosed, a discussion of the Level 3 valuation processes, any transfers between Levels 1 and 2 and the classification of items whose fair value is not recorded but is disclosed in the notes. The amendment is effective prospectively during interim and annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this amendment did not have a material effect on the Company's financial statements.

ii.	Presentation of Comprehensive Income

On June 16, 2011, FASB issued new accounting guidance that revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income and does not affect the calculation or reporting of earnings per share. The amendment is applicable retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (January 1, 2012 for the Company). However, on December 23, 2011, the FASB issued new guidance that postpones indefinitely the application of certain provisions of the guidance issued in June 2011. The requirement to present reclassification adjustments out of accumulated other comprehensive income by component will be further deliberated by the FASB. The adoption of this amendment did not have a material effect on the Company's financial statements.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

3.	Restricted cash

	June 30,	December 31,
	2012	2011
	$	$

Restricted term deposits (i)	12,000,000	12,000,000
Restricted use funds from operations - Kingman (ii)	434,541	382,426
Restricted use funds from operations - Windstar (ii)	3,536,296	-
Operations and maintenance reserve - Kingman (iii)	257,730	257,730
Debt service reserves (iv)	11,517,281	10,044,143
Construction escrow account - Windstar (v)	-	24,226,678
Restricted credit card - term deposit (vi)	107,949	104,698
	27,853,797	47,015,675

Less: Current (ii)	(3,970,837)	(21,152,225)
Restricted cash, non-current	23,882,960	25,863,450

i.

The Company secured a development bond of $2,400,000 in 2010, and a performance bond of $9,600,000 in 2011, with Southern California Edison (“SCE”) as required by the related Windstar power purchase agreement (“PPA”). The combined bonds of $12,000,000 will remain with SCE, as performance collateral, for the 20 year term of the PPA, and shall be returned to the Company upon performance completion.

ii.

On June 30, 2012, the Company had a restricted use funds balance of $434,541 and $3,536,296, from the Kingman and Windstar projects’ net cash flows from operations. These funds are restricted use funds reserved for working capital requirements and distributions, in accordance with the respective annual operating budget and credit agreement.

iii.	On December 31, 2011, the Company funded the Kingman project operations and maintenance reserve with an amount of $257,730, as required by the Kingman credit agreement.

iv.

On January 18, 2011 and April 30, 2012, the Company transferred a total of $9,213,950 and $1,473,138 from the Windstar construction escrow account to the debt service reserve account for the entirety of the Windstar senior secured notes term (Note 12 (a)). On December 31, 2011, the Company funded the Kingman debt service reserve with an amount of $830,193, as required by the Kingman credit agreement.

v.

On December 9, 2010, the Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders (Note 12). In accordance with the agreement, the full $204,459,000 has been drawn from the lenders, and an additional $4,781,795 in cash equity was provided by the Company. As of June 30, 2012, the full $209,240,795 had been paid out and used strictly for Windstar project costs (Note 12 (a)).

vi.	As of June 30, 2012, C$110,000 (December 31, 2011 - C$100,000) is held on deposit to secure corporate credit cards.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

4.	Prepaid expenses

	June 30,	December 31,
	2012	2011
	$	$

Prepaid operations and maintenance fees (i)	4,443,174	5,280,000
Prepaid transmission fees (ii)	1,907,352	-
Other	721,193	1,968,572
	7,071,719	7,248,572

Less: Current	(3,824,367)	(4,388,572)
	3,247,352	2,860,000

(i)

Pursuant to the terms of the Windstar TSA, the Company prepaid the first two years of operations and maintenance services. Effective March 12, 2012, Windstar was fully commissioned and commercially operational, and the first year of prepaid operations and maintenance services commenced.

(ii)

Pursuant to the terms of the Windstar point-to-point transmission service agreement, the Company prepaid its first initial payment of $2,000,000 in the second quarter of 2012 and will make its second payment of $2,500,000 on the tenth anniversary date (Note 18).

5.	Deposits

				June 30, 2012
	Opening Initial	Deposits	Costs	Remaining
	deposits	made	incurred	deposits
	$		$	$

RMT (i)	89,587	-	(89,587)	-
SDG&E (ii)	-	491,054	(7,914)	483,140
SCE (iii)	680,000	(52,686)	(27,314)	600,000
Other	65,817	622,923	(156,925)	531,815
	835,404	1,061,291	(281,740)	1,614,955
Less: Current				(906,541)
Deposits, non-current				708,414

			December 31, 2011
	Initial	Deposits	Costs	Remaining
	deposits	made	incurred	deposits
	$		$	$

RMT (i)	13,890,773	-	(13,801,186)	89,587
Gamesa	66,524,759	-	(66,524,759)	-
SCE (iii)	1,281,250	580,000	(1,181,250)	680,000
Other	615,707	155,749	(705,639)	65,817
	82,312,489	735,749	(82,212,834)	835,404
Less: Current				(89,587)
Deposits, non-current				745,817

i.

In December 2010, the Company entered into two Engineering, Procurement and Construction Agreements (“EPC’s”) with RMT, Inc. (“RMT”) for a total of $53 million. Effective March 12, 2012, Windstar was fully commissioned and commercially operational, and the remaining deposit was utilised.

ii.

On March 26, 2012, the Company made a $483,140 delivery term security deposit with SDG&E, as performance assurance for the term of the PPA, up to expiration on December 31, 2013. Any unused portion of the deposit shall be returned upon early termination, or upon expiration of the agreement.

iii.

The Company has a $100,000 large generator interconnection agreement deposit, and a $500,000 interconnection study deposit with SCE, in relation to the Company’s Mesa repower and expansion initiatives. The interconnection study has been completed, at a much lower cost than anticipated, and the unused deposit was refunded in the third quarter of 2012.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

6.	Deferred charges

	June 30,	December 31,
	2012	2011
	$	$

Windstar senior secured notes	-	347,147
Windstar bridge financing	-	346,116
Corporate bridge financing	81,973	191,323
	81,973	884,586

Windstar senior secured notes

The Company deferred $6,645,380 in finance fees directly related to the Windstar senior secured notes (Note 12(a)). As of March 12, 2012, the full amount had been amortized and capitalized to power project development and under construction costs, and was subsequently transferred to property and equipment (Note 8).

Windstar bridge financing

The Company deferred $6,625,650 in finance fees directly related to the Windstar bridge financing (Note 12(b)). As of March 12, 2012, the full amount had been amortized and capitalized to power project development and under construction costs, and was subsequently transferred to property and equipment (Note 8).

Corporate bridge financing

The Company deferred $220,000 in finance fees on its November 14, 2011, $2,000,000 corporate promissory note (Note 12(c)). As at June 30, 2012, $138,027 (December 31, 2011 - $28,677) of the finance fees had been amortized.

7.	Power project development and construction costs

		Windstar	Mesa Wind	Yabucoa
		120MW	50MW	30MW	Total
		$	$	$	$

December 31, 2011		258,906,794	554,816	15,640,417	275,102,027
Additions (deductions)		10,096,243	(50,000)	4,569,153	14,615,396
Transfers to intangible assets		(659,152)	-	-	(659,152)
Transfers to inventory		(1,237,691)	-	-	(1,237,691)
Transfers to property and equipment		(267,106,194)	-	-	(267,106,194)
June 30, 2012		-	504,816	20,209,570	20,714,386

	Kingman	Windstar	Mesa Wind	Yabucoa
	10.5MW	120MW	50MW	30MW	Total
	$	$	$	$	$

December 31, 2010	1,021,076	10,339,885	470,310	434,258	12,265,529
Additions	29,973,266	248,566,909	84,506	15,206,159	293,830,840
Transfers to property and equipment	(30,994,342)	-	-	-	(30,994,342)
December 31, 2011	-	258,906,794	554,816	15,640,417	275,102,027

Effective March 12, 2012, the Windstar 120MW wind energy project became commercially operational. All power project and development and under construction costs were transferred to inventory, property and equipment (Note 8) and commenced amortization.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

8.	Property and equipment

			June 30, 2012
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,650,656	-	9,650,656
Wind turbines and towers	254,097,018	(10,338,563)	243,758,455
Other generating facilities	51,789,674	(2,259,252)	49,530,422
Solar panels and facilities	2,587,257	(92,810)	2,494,447
Meteorological towers	1,086,911	(315,507)	771,404
Furniture and equipment	2,104,360	(221,547)	1,882,813
Automotive (Note 12(g) and (h))	456,085	(354,060)	102,025
	321,771,961	(13,581,739)	308,190,222

			December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,650,656	-	9,650,656
Wind turbines and towers	30,883,331	(6,917,637)	23,965,694
Other generating facilities	12,273,323	(1,517,871)	10,755,451
Solar panels and facilities	2,587,257	(34,606)	2,552,651
Meteorological towers	583,493	(285,791)	297,703
Furniture and equipment	252,247	(182,351)	69,896
Automotive (Note 12(g) and (h))	456,182	(319,877)	136,305
	56,686,489	(9,258,133)	47,428,356

Total amortization for the three and six months ended June 30, 2012 was $3,033,939 (2011 - $234,588) and $4,323,607 (2011 - $467,334).

9.	Goodwill and intangible assets

			June 30, 2012
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Power purchase agreements	147,561	(57,648)	89,913
Interconnection agreement	690,520	(14,110)	676,410
Operations and maintenance agreement	46,584	(707)	45,877
Land right-of-way	368,826	(187,092)	181,734
Intangible assets	1,253,491	(259,557)	993,934
Goodwill	3,694,998	-	3,694,998
	4,948,489	(259,557)	4,688,932

			December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Power purchase agreements	69,907	(58,432)	11,475
Interconnection agreement	155,606	(2,096)	153,510
Land right-of-way	368,826	(183,494)	185,332
Intangible assets	594,339	(244,022)	350,317
Goodwill	3,694,998	-	3,694,998
	4,289,337	(244,022)	4,045,315

Total amortization for the three and six months ended June 30, 2012 was $12,907 (2011 - $2,656) and $15,535 (2011 - $5,313).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

10.	Accrued liabilities

		June 30,	December 31,
		2012	2011
		$	$

	Construction in progress	428,100	4,320,775
	Non-equity incentive plan compensation	1,688,828	1,756,155
	Other	413,736	829,970
		2,530,664	6,906,900

11.	Accrued interest liabilities

		June 30,	December 31,
		2012	2011
		$	$

	Corporate bridge financing (Note 12(c))	2,744,297	1,390,672
	Windstar senior secured notes (Note 12(b))	2,587,292	-
	Yabucoa - REC promissory note (Note 12(f))	271,382	2,961
	Kingman credit agreement (Note 12(d))	266,747	15,302
		5,869,718	1,408,935

12.	Loans payable

		June 30,	December 31,
		2012	2011
		$	$

	Windstar senior secured notes (a)	204,459,000	204,459,000
	Windstar bridge financing (b)	55,000,000	51,013,346
	Corporate bridge financing (c)	19,704,439	18,867,922
	Kingman credit agreement (d)	15,447,222	16,000,000
	Deferred financing (e)	15,488,574	15,488,574
	REC promissory note (f)	12,006,600	12,006,600
	Crane financing contract (g)	36,183	62,242
	Vehicle financing (h)	45,378	51,441
		322,187,396	317,949,125
	Less: Current	(109,681,695)	(103,160,985)
	Loans payable, non-current	212,505,701	214,788,140

(a)	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders to finance the Windstar project. Term conversion occurred on April 30, 2012. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. The maturity date of these Series D notes is 20 years from the conversion date. Repayments of interest and principal commenced on July 31, 2012.

The funds from the notes were solely for project costs related to the Windstar project and were held in a restricted construction escrow account (Note 3).

The notes are secured by a first lien on all the project assets including restricted cash amounts.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

12.	Loans payable (continued)

(b)	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the U.S. Department of Energy cash grant described below but no later than July 31, 2012. As at June 30, 2012, Rabobank had funded $55,000,000 of the LC (December 31, 2011 - $51,013,346). The loan was subsequently repaid on July 16, 2012 (Note 22).

The proceeds of the letter of credit were used to pay specified costs for the Windstar project.

(c)	Corporate bridge financing

During the period ended June 30, 2012, the Company renewed two of its corporate loan agreements, originally entered into on January 15, 2010. The loans including outstanding interest were renewed on January 15, 2012. The $2,930,550 loan bears interest at 20% per annum, and the $778,287 loan bears interest at 25% per annum. Both loans mature on January 15, 2013.

The Company originally entered into two corporate loan agreements in December 2010, both of the loans including outstanding bonuses and interest were renewed in December 2011 and mature in December 2012. The $6,634,233 loan bears interest at 20% per annum, and the $5,070,840 loan bears interest at 25% per annum.

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The principal amount of the note and the upfront fee bear interest at 12% per annum, compounded monthly. The promissory note matures on November 13, 2012.

The Company originally entered into a corporate loan agreement on June 30, 2010, the loan including outstanding interest was renewed on June 30, 2011 and matures on June 30, 2012. The $2,209,426 loan bears interest at 12% per annum, and includes a bonus of $243,037 payable at maturity. The loan was subsequently renewed (Note 22).

All corporate loan agreements allow for early repayment by the Company, without premium or penalty.

(d)	Kingman credit agreement

On December 20, 2010, the Company signed a credit agreement with Keybank National Association (“Keybank”). Under the agreement, Keybank provided the Company with a Construction Loan facility of up to $16,000,000. The proceeds from the loan are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%.

On December 23, 2011, the Construction Loan Facility was converted to a $16,000,000 Term Loan. As of the date of conversion, the applicable margin with respect of the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

The funds from operations are held in restricted escrow accounts. On a monthly basis, the Company applies for funds to be released from the escrow accounts to pay for specified operations costs and debt service payments. In order to make distributions from these restricted escrow accounts, the Company must, among other requirements, maintain a minimum debt service coverage ratio. Distribution dates are semi-annual on June 30 and December 31. As at June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000.

The loans are secured by a first lien on all of the assets of the Company.

In connection with the Term loan, the Company entered into two consecutive interest rate swap contracts with Keybank that fix the average interest rate for the term loan to 6.78% per annum, commencing on term conversion, and at 6.73% per annum on the latter half, ending July 29, 2029 (Note 13).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

12.	Loans payable (continued)

(e)	Deferred financing

The Company has entered into $15,488,574 of deferred financing with one of its project vendors. The Company has until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance, at which time the full balance will begin to accrue interest at 10% per annum, until repaid. Loan repayments were subsequently made on July 16, 2012 (Note 22).

(f)	REC promissory note

On December 29, 2011, the Company signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of 3% per annum up to March 31, 2012, 6% per annum up to June 30, 2012, and 7.5% per annum thereafter. On August 15, 2012 the company made a $500,000 partial payment on the outstanding loan and negotiated the principal to be paid $500,000 on September 15, 2012, $7.5 million on September 30, 2012, $1 million on October 31, 2012 and the remaining balance plus interest due by November 30, 2012.

On December 29, 2011, the Company entered into a module supply agreement with REC Solar U.S., LLC for the purchase of solar modules totaling 42MW for use in construction of the Company’s Yabucoa, Puerto Rico solar project. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

(g)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $36,183 as at June 30, 2012 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

(h)	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $45,378 as at June 30, 2012 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

(i)	Loan payable

Principal payments due in the next five years are as follows:

$

2012	101,991,524
2013	11,850,484
2014	8,331,888
2015	7,969,132
2016	8,481,764
Thereafter	183,562,604
322,187,396

13.	Interest rate swap contracts

While the fair value of the interest rate swap contracts continue to be recognized on the balance sheet at each period end, the changes in the fair value of the effective portion of the interest rate swap contracts are recorded from December 21, 2010, and December 16, 2011, onwards in accumulated other comprehensive income until such time as the gain or loss is realized, at which time the gain or loss is reclassified to net loss. The change in the fair value of the ineffective portion of the interest rate swap contracts is recorded in the statements of operations. See also Note 20(d).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

14.	Warrants

Share purchase warrants outstanding as at June 30, 2012:

Number of		Amount	Exercise
warrants (i)		($)	price	Expiry date
			C$
782,250		53	1.50	July 6, 2012
84,052		7,719	1.15	July 19, 2012
382,241		63,722	1.25	November 30, 2012
28,507		10,561	1.00	November 30, 2012
3,000,000	(iii)	874,722	1.00	December 15, 2012
372,259		65,855	1.25	December 17, 2012
4,937		1,895	1.00	December 17, 2012
1,000,000		315,952	1.00	January 31, 2013
775,000	(ii)	133,043	2.00	January 20, 2014
108,500	(ii)	18,626	2.00	January 20, 2014
6,537,746		1,492,148

(i)	Each share purchase Warrant entitles the holder to acquire one common share of the Company upon the payment of the exercise price as indicated.

Warrants granted are exercisable at the holder’s option once any required holding periods expire. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On January 20, 2012, the Company granted 775,000 warrants, exercisable into common shares at any time before January 20, 2014, with an exercise price of C$2.00 per share. The warrants are subject to a hold period which expires on May 21, 2012.

In connection with the Company’s January 20, 2012, non-brokered private placement (Note 15(c)), the Company issued 108,500 share purchase warrants (the "Finder's Warrants"). Each Finder's Warrant entitles the holder to purchase one common share of the Company (the "Finder's Warrant Share") at a price of C$2.00 per share until January 20, 2014. The Finder's Warrants are also subject to a hold period which expired on May 21, 2011.

(iii)	3,000,000 warrants were exercised on August 13, 2012 (Note 22).

For the six months ended June 30, 2012, 29,694 warrants were exercised at a price of C$1.82. No warrants were exercised for the three months ended June 30, 2012.

The fair value of the Company’s warrants as at June 30, 2012 and December 31, 2011 were estimated using the Black-Scholes pricing model using the following weighted average assumptions:

	June 30,	December 31,
	2012	2011

Expected life (in years)	2	2
Risk-free interest rate	1.03%	0.95%
Expected stock volatility	61%	62%
Dividend yield	0%	0%

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

15.	Share capital

(a)	As at June 30, 2012 and December 31, 2011, the Company had 62,731,056 and 60,702,947 common shares issued and outstanding, respectively.

(b)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The conditions for release of these shares are complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2011, 149,998 shares were released and then a further 74,999 shares were released on June 4, 2012, leaving a balance of 224,997 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(c)

On January 20, 2012, the Company closed a non-brokered private placement of 1,550,000 Units at a price of C$2.00 per Unit for gross proceeds of C$3,100,000. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of C$2.00 per share until January 20, 2014.

(d)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 11,871,107 common shares representing 20% of the issued and outstanding shares as at the June 29, 2011 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest over 18 months, from the date of grant, and expire five years from the date of grant.

A summary of stock option information as at June 30, 2012 is as follows:

		Weighted
		average
	Number of	exercise
	Shares	price
		C$

Options outstanding at December 31, 2010	7,400,000	1.26
Granted	310,000	1.70
Exercised	(1,868,123)	1.23
Forfeited	(184,849)	1.32
Expired	(100,000)	1.23
Options outstanding at December 31, 2011	5,557,028	1.29
Granted	-	-
Exercised	(148,415)	1.09
Forfeited	(175,000)	1.35
Expired	-	-
Options outstanding at June 30, 2012	5,233,613	1.29

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining	Number of	Weighted
	Number of	average	contractual	exercisable	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
C$		C$			C$

1.09 - 1.11	2,214,636	1.09	3.59	2,214,636	1.09
1.34 - 1.50	1,893,977	1.35	1.62	1,868,977	1.35
1.53 - 2.01	1,125,000	1.57	1.25	1,087,500	1.55
	5,233,613	1.29	2.37	5,171,113	1.28

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

15.	Share capital (continued)

(e)	The Company calculated diluted earnings per share based on the following:

	Three months ended			Six months ended
		June 30,		June 30,
	2012	2011	2012	2011

Net earnings (loss)	$2,377,743	$(1,234,965)	$1,730,613	$(1,633,063)

Basic weighted average number of shares	62,722,050	58,653,204	62,394,647	57,213,030
Effect of dilutive securities:
Options	764,441	-	1,208,002	-
Warrants	1,509,580	-	1,937,434	-
Diluted weighted average number of shares	64,996,071	58,653,204	65,540,083	57,213,030

The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011

Options	1,125,000	5,888,998	75,000	5,888,998
Warrants	883,500	6,130,726	883,500	6,130,726
	2,008,500	12,019,724	958,500	12,019,724

As the Company incurred losses for the three and six months ended June 30, 2011, the stock options and share purchase warrants as disclosed in this note were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

16.	Deferred income

	June 30,	December 31,
	2012	2011
	$	$

Kingman cash grant (i)	8,965,776	9,198,886
Windstar wake impact agreement (ii)	351,735	-
	9,317,511	9,198,886
Less: Current	(817,954)	(466,219)
Deferred income, non-current	8,499,557	8,732,667

i.	On December 24, 2011, proceeds of $9,324,382 for the Kingman Generating Facility cash grant application were received from the U.S. Department of the Treasury.

ii.

On November 12, 2009, the Company executed a wake impact agreement with a neighbouring wind farm in Tehachapi, California. The terms of the agreement call for an annual payment of $703,470, to be paid annually, for the next twenty-five years, subject to continued operations. The third party to the agreement has posted security in the form of a letter of credit to guarantee payment.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

17.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Directors' fees	22,273	23,256	59,739	46,075
Management fees	283,091	301,389	614,424	589,691
Bonuses	-	-	-	50,708
Secretarial	8,909	9,302	17,901	18,430
	314,274	333,947	692,064	704,904

(b)	As at June 30, 2012, the Company had an accounts receivable of $47,097 (June 30, 2011 - $43,589) from the Chief Executive Officer of the Company.

(c)	As at June 30, 2012, the Company advanced directors fees of $7,360 (June 30, 2011 - $7,232).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

18.	Commitments

	Total	2012	2013	2014	2015	2016	Thereafter (1)
	$	$	$	$	$	$	$

Right of way agreement	814,403	81,703	145,355	145,930	146,522	147,132	147,761
Office leases	736,992	82,846	157,192	151,436	158,808	160,037	26,673
Management contract	1,358,363	113,796	234,420	241,452	248,696	256,157	263,842
Operations and maintenance agreement	11,258,700	130,450	334,650	2,533,400	2,753,400	2,753,400	2,753,400
Interconnection agreement	2,500,000	-	-	-	-	-	2,500,000
Dark fiber lease	46,984	7,355	7,539	7,728	7,921	8,119	8,322
Decommission funding	891,114	148,519	148,519	148,519	148,519	148,519	148,519
Land lease	803,436	121,406	171,406	146,406	121,406	121,406	121,406
Vehicle leases	153,614	31,596	63,193	56,438	2,387	-	-
Mesa reclamation deposit (i)	684,911	342,456	342,455	-	-	-	-
	19,248,517	1,060,128	1,604,729	3,431,309	3,587,659	3,594,770	5,969,922
(1)Assumes annualized payment.

i.

The Company is required to make a $684,911 reclamation bond deposit, in four equal installments, with the Bureau of Land Management in Tehachapi, California, for its Mesa generating facility. Equal installments of $171,227.82 are due on August 27, 2012, November 26, 2012, February 25, 2013, and May 20, 2013. The bond will be refunded after expiration of the Mesa PPA, and upon completion of site and land reclamation.

19.	Economic dependence and segmented reporting

The Company’s revenue-producing operations consist of generating wind and solar energy in the States of California and Arizona. The Company’s revenues are derived from two customers in California and a single customer in Arizona. The revenues are based on power purchase agreements signed between the parties. The customers have credit ratings of A3 and Ba1 by Moody’s, respectively.

The Company is primarily involved in the acquisition and development of wind farms in the U.S. and has determined that its reportable segment is based on the fact that the Company’s projects have the same economic characteristics and represents the manner in which the Company’s chief decision maker views and evaluates the Company’s business. The Company has one reportable segment.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

20.	Financial instruments

(a)	Categories of financial assets and liabilities

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in the statements of operations. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to the statements of operations when the asset is disposed of or impaired. The other categories of financial instruments are measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are recorded to the balance sheet as deferred charges.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable, refundable tax credits, prepaid expenses, and deposits are classified as loans and receivables and are initially measured at fair value and subsequent annual revaluations are recorded at amortized cost using the effective interest method;

  Accounts payable, accrued liabilities, accrued interest liabilities and loans payable (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest method;

  Warrants are classified as held for trading and are measured at the fair value at each reporting date using the Black-Scholes pricing model; and

  Interest rate swap contracts are currently classified as cash flow hedges and are remeasured at the fair value at each reporting date using valuations obtained from the counterparty, which have been assessed by management as reasonable.

The carrying values of accounts receivable, refundable tax credits, prepaid expenses, deposits, accounts payable, accrued liabilities and accrued interest approximate their fair value at June 30, 2012 and December 31, 2011 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with large utility customers in California and a large utility customer in Arizona. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities (Note 12) are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same as at June 30, 2012. Therefore, the carrying value of the loans payable reflects the amortized value.

(b)	Derivative instruments and hedging activities

The Company uses interest rate swap contracts to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project and the following 11 year period of the 18 year amortization period. These contracts are carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company may encounter difficulty in meeting its financial obligations as they come due. The Company manages its liquidity risk associated with its financial liabilities through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the payment requirements of maturing financial liabilities. The one year contractual maturities of the Company’s accounts payable, accrued liabilities, accrued interest liabilities, Windstar bridge financing, corporate bridge financing, deferred financing and the REC promissory note as at June 30, 2012 is listed below. These amounts represent the future undiscounted principal and do not include interest cash flows. See the loans payable Note 12 and commitments Note 18 for other contractual maturities not included in the table below.

Instrument	Total	1 to 3 months	3 to 6 months	Less than 1 year
Accounts payable	6,340,405	6,340,405	-	-
Accrued liabilities (Note 10)	2,530,664	2,530,664	-	-
Accrued interest liabilities (i)	5,869,718	3,409,008	2,088,920	371,790
Windstar bridge financing (ii)	55,000,000	55,000,000	-	-
Corporate bridge financing (iii)	19,704,439	2,209,426	13,787,047	3,707,966
Deferred financing (ii)	15,488,574	15,488,574	-	-
REC promissory note (iv)	12,006,600	8,500,000	3,506,600	-
TOTAL	116,940,400	93,478,077	19,382,567	4,079,756

i.

Accrued interest liabilities comprise of corporate bridge financing, Windstar senior secured notes, the REC promissory note and the Kingman credit agreement. The corporate bridge financing are due on maturity dates being August 31, 2012, November 14, 2012, December 2012, and January 15, 2013. The Windstar senior secured notes is due on July 31, 2012 utilizing our restricted cash and accounts receivable balances, the REC promissory note accrued interest is due on November 30, 2012, and the Kingman credit agreement in due at the beginning of July utilizing our restricted cash and accounts receivable balances.

ii.

On July 9, 2012, the Company was awarded $78,334,713 in tax free cash grant under the US internal Revenue Code Section 1603 in connection with its 120MW Windstar project, (Note 22). The funds were subsequently received on July 16, 2012, and applied as follows:

  $55,000,000 used to repay the Windstar bridge financing loan (Note 12(b));

  $13,933,897 used to repay deferred financing costs net of liquidated damages (Note 12(c));

  $5,248,127 used to fund the debt service reserve account, and;

  $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor (Note 23).

iii.	The corporate bridge financing is due on maturity dates being August 31, 2012 ($2,209,426), November 14, 2012 ($2,081,973), December 2012 ($11,705,073), and January 15, 2013 ($3,707,966).

iv.

On August 15, 2012 the Company made a $500,000 partial payment on the outstanding loan and negotiated the principal to be paid $500,000 on September 15, 2012, $7.5 million on September 30, 2012, $1 million on October 31, 2012 and the remaining balance plus interest due by November 30, 2012.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

(c)	Liquidity risk

The ability of the Company to make the remaining above payment requirements related to maturing financial liabilities in the near term is dependent on the timing of cash flows from operations, funds received from the exercise of warrants, the timing of the release of funds from restricted cash, the successful recovery of additional cash grant funds (Note 22), settlement of deferred financing vendor arbitration (Note 22), and obtaining additional construction and term financing (Note 22). The ability to obtain additional financing is dependent on continued access to debt and/or equity markets which may not be available on acceptable terms. In the event that debt or equity capital is not available on acceptable terms, the Company may need to explore other strategic alternatives such as the re-negotiation of existing debt facilities and deferral of development projects.

In accordance with the Windstar and Kingman loan agreements, in order to be eligible to make distributions, the Company must maintain a minimum debt service coverage ratio on each calculation date (Note 21). The Company’s first calculation date being June 30, 2012, and semi-annually thereafter, for Kingman, while the Windstar calculation date commences October 2012, and is calculated quarterly on each of January, April, July and October. As at June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

(d)	Credit and interest rate risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with large utility customers, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company is exposed to interest rate risk on its variable rate Kingman term loan, however, this risk is partially mitigated through two interest rate swap contracts. Further, the Company is exposed to interest rate risk on its variable rate Windstar bridge loan. Based on balances as at June 30, 2012, a 10 basis point change in interest rates would have changed interest expense and accrued interest for power facilities by $55,000.

(e)	Fair value hierarchy

As of June 30, 2012, the undernoted were reported at fair value.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	577,930	-	-	577,930
Restricted cash	27,853,797	-	-	27,853,797
Interest rate swap contract	-	(2,318,768)	-	(2,318,768)
Warrants	-	(1,492,148)	-	(1,492,148)
	28,431,727	(3,810,916)	-	24,620,811

The Company uses two interest rate swap contracts to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project and the following 11 year period of the 18 year amortization period. This contract is carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
June 30, 2012
(U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

(e)	Fair value hierarchy

The fair value of the Company’s warrants as at June 30, 2012 and December 31, 2011 were estimated using the Black-Scholes pricing model (Note 14).

21.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives.

To carry out the Company’s strategic plans and objectives, the Company incorporates subsidiaries that hold long term debt and maintain minimum debt service coverage ratios in accordance with the project financing. The debt service coverage ratio determines the maximum debt sizing for our Windstar and Kingman projects.

In accordance with the Windstar and Kingman loan agreements, in order to be eligible to make distributions, the Company must maintain a minimum debt service coverage ratio on each calculation date. The Company’s first calculation date being June 30, 2012, and semi-annually thereafter, for Kingman, while the Windstar calculation date commences October 2012, and is calculated annually on each of January, April, July and October. As at June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000.

22.	Subsequent events

On July 1, 2012, the Company renewed its corporate loan, including outstanding interest and bonus. The $2,764,395 loan bears interest at 25% per annum, and matures on August 31, 2012.

On July 9, 2012, the Company was awarded $78,334,713 in tax free cash grant under the US internal Revenue Code Section 1603 in connection with its 120MW Windstar project. The funds were subsequently received on July 16, 2012. $55,000,000 was used to repay the Rabobank loan (Note 12(b)), $13,933,897 was used to repay deferred financing costs net of liquidated damages (Note 12(c)), $5,248,127 was used to fund the debt service reserve account and $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor (Note 23).The amount awarded was $12,221,994 less than the $90,556,707 included in the Company’s application. On July 17, 2012 the Company had a meeting with the head of the 1603 program to understand this shortage and to submit further documentation to support our application. The outcome of this is not presently determinable and, accordingly, no accounts receivable has been made in these financial statements.

On July 30, 2012 the Company announced that it intends on selling the entire Company including either its shares or its assets. The sale process will start immediately and two merger and acquisition advisors were engaged on August 10, 2012 to assist with the sale. The assets being sold will comprise all of our current four (4) producing assets, the fully funded contingency accounts, the Company’s Yabucoa project, existing land holdings, leases, other development projects, tax benefits, and other corporate assets. The Company is expecting the sale process to take between three and six months from the announcement date.

On August 13, 2012 the Company received $3,000,000 from the exercise of 3,000,000 warrants (December 15, 2012 expiry) at $1.00.

On August 15, 2012 the Company made a $500,000 partial payment on the $12,006,600 REC promissory note and negotiated the principal to be paid $500,000 on September 15, 2012, $7.5 million on September 30, 2012, $1 million on October 31, 2012 and the remaining balance plus interest due by November 30, 2012.

23.	Contingencies

On April 12, 2012, the Company entered into arbitration with its deferred financing vendor (Note 12(e)) over liquidated damages and change orders. The outcome of this arbitration is not presently determinable and, accordingly, no provision has been made in these financial statements (Note 22).